SKANSKA

09047240

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
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OCT 27 2009

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110

October 19, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 16, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
October 16, 2009	Press Release	Skanska launches commercial property development business in the U.S. – First investment in Washington D.C. amounts to USD 85 M, or approximately SEK 600 M	law and by the listing agreement with Stockholm Stock Exchange

File Number 82-34932

SKANSKA

Press Release

October 16, 2009
08:30 am CET

Skanska launches commercial property development business in the U.S. – First investment in Washington D.C. amounts to USD 85 M, or approximately SEK 600 M

Skanska is expanding its operation in the Commercial Development business stream to selected cities in the US. The first project will be initiated in central Washington, D.C. The investment is expected to amount to USD 85 M, or about SEK 600 M.

The project relates to an office building of about 16,000 square meters of floor space, with a small number of store units on street level. Construction work is scheduled to commence during the fourth quarter and the building is expected to be completed during the latter half of 2011.

The prime-location office building – five city blocks from the White House – will be structured to meet the highest demands in terms of design, standards and environment. The intention is to achieve a minimum environmental certification rating of LEED Gold.

The site has been acquired from the First Congregational United Church of Christ.

The investment is being conducted within the framework of the newly formed Skanska USA Commercial Development unit, which will initiate, develop, lease and sell commercial premises in the same manner as corresponding business units in Sweden and Europe. Skanska USA Commercial Development will be based in Skanska's LEED Platinum-certified office in the Empire State Building in New York.

The Skanska USA Commercial Development USA unit focuses on office projects in selected cities where Skanska conducts construction operations, initially the markets in the Washington D.C. area, in Boston, Massachusetts, and Houston, Texas.

"This is an important initiative for the future development of Skanska. Our long-term strategic plan includes expansion in our development businesses. For decades, our commercial development activities have been highly successful in Sweden and Central Europe. We shall now further capitalize on the accumulated know-how in the Group. This is a logical step to enhance the synergies within our core operations and

benefit from our financial strength," says Johan Karlström, President and CEO of Skanska.

Skanska USA Building will be responsible for the construction management of the project.

Skanska USA Building is a leading construction services company, with operations in the US in construction, construction management, design and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of US industries, including pharmaceuticals, healthcare, education, electronics, infrastructure, sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Mats Johansson, President, Skanska USA Commercial Development, tel +1 917 438 4545.
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 88 51.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.